UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Midatech Pharma PLC
(Name of Issuer)

Ordinary Shares, nominal value 0.005p per share
(Title of Class of Securities)

59564R 104**

(CUSIP Number)

Dr. Peng Huaizheng, Director

Unit 2106, 21/F

Island Place Tower

No. 510 King's Road, North Point

Hong Kong, Peoples Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number is assigned to the Issuer’s American Depositary Shares.

CUSIP No. 59564R 104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Medical System Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,896,103
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,896,103

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,896,103
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

(1)	This percentage set forth on the cover sheet is calculated based on 403,399,613 ordinary shares, nominal value 0.005 pence per share (the “Ordinary Shares”), outstanding as February 26, 2019, as disclosed on, and derived from, Midatech Pharma PLC’s (the “Company”) “Investor” portion of its web site.

CUSIP No. 59564R 104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CMS Medical Venture Investment (HK) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, Peoples Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,896,103
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,896,103

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,896,103
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This percentage set forth on the cover sheet is calculated based on 403,399,613 Ordinary Shares outstanding as February 26, 2019, as disclosed on, and derived from, the Company’s “Investor” portion of its web site.

CUSIP No. 59564R 104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A&B (HK) COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, Peoples Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,896,103
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,896,103

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This percentage set forth on the cover sheet is calculated based on 403,399,613 Ordinary Shares outstanding as February 26, 2019, as disclosed on, and derived from, the Company’s “Investor” portion of its web site.

CUSIP No. 59564R 104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A&B Brother Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,896,103
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,896,103

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

(1)	This percentage set forth on the cover sheet is calculated based on 403,399,613 Ordinary Shares outstanding as February 26, 2019, as disclosed on, and derived from, the Company’s “Investor” portion of its web site.

CUSIP No. 59564R 104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Lam Kong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, Peoples Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 207,792,206
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 207,792,206

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,792,206
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This percentage set forth on the cover sheet is calculated based on 403,399,613 Ordinary Shares outstanding as February 26, 2019, as disclosed on, and derived from, the Company’s “Investor” portion of its web site.

Item 1.  Security and Issuer.

  This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value 0.005p per share (the “Ordinary Shares”), of Midatech Pharma PLC, a public limited company organized under the laws of England and Wales (the “Company”). The Company’s principal executive offices are located at Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

 (a)       This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	China Medical System Holdings Limited (“CMS Holdings”), a Cayman Islands limited company and owner of the entire issued share capital of CMS HK (as defined herein);

2.	CMS Medical Venture Investment (HK) Limited (“CMS HK”), a Hong Kong limited company;

3.	A&B Brother Limited (“A&B BVI”), a British Virgin Islands limited company and owner of the entire issued share capital of A&B HK (as defined herein);

4.	A&B (HK) COMPANY LIMITED (“A&B HK”), a Hong Kong limited company; and

5.	Dr. Lam Kong, the (i) Chairman, Chief Executive Officer and President of CMS Holdings, (ii) director of CMS HK, and (iii) sole director of A&B BVI and A&B HK. Dr. Lam Kong maintains a 100% ownership interest in A&B BVI and a 43.96% indirect ownership interest in CMS Holdings through his ownership of TREASURE SEA LIMITED, a British Virgin Islands limited company.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Schedule A attached hereto set forth information required by Instruction C of the instructions to Schedule 13D.

(b) The residence or principal business addresses of the Reporting Persons are as follows:

1. China Medical System Holdings Limited: Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

2. CMS Medical Venture Investment (HK) Limited: Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, Peoples Republic of China (“P.R.C.”);

3. A&B Brother Limited: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island;

4. A&B (HK) COMPANY LIMITED: Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, P.R.C.; and

5. Dr. Lam Kong: Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, P.R.C.

(c)       The present principal business of each of CMS Holdings, CMS HK, A&B BVI and A&B HK is to invest in the global healthcare and life science business. The present principal occupation of Dr. Lam Kong is as Chief Executive Officer, President and Chairman of CMS Holdings. Dr. Lam Kong is also a director of CMS HK and the sole director of A&B BVI and A&B HK.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Item 2(a) and (b) are incorporated herein by reference. Dr. Lam Kong is a citizen of Hong Kong, Peoples Republic of China.

Item 3. Source or Amount of Funds or Other Consideration.

The arrangements pursuant to which A&B HK and CMS HK have acquired securities of the Company are described in Item 4 of this Schedule 13D. The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

The aggregate approximately £4.0 million consideration paid by each of A&B HK and CMS HK to the Company pursuant to the arrangements described in Item 4 of this Schedule 13D was funded from the general working capital of each of A&B HK and CMS HK, as applicable. No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

As of the date of this Schedule 13D, none of A&B BVI, CMS Holdings or Dr. Lam Kong have directly purchased or acquired any New Shares (as defined herein), Warrants (as defined herein) or other securities of the Company. A&B BVI, CMS Holdings and Dr. Lam Kong are beneficially interested in the New Shares and Warrants of the Company solely through the holdings of A&B HK and CMS HK, as applicable.

Item 4.  Purpose of Transaction.

The New Shares (including the New Shares issuable pursuant to the terms of the Warrants) that are or may be deemed to be beneficially owned by the Reporting Persons were acquired for investment purposes in connection with what the Reporting Persons anticipate will be a strategic relationship between the Reporting Persons and the Company.

License Agreement. On January 29, 2019, the Company, CMS Holdings, CMS Medical Hong Kong Limited (“CMS Medical”) and CMS Bridging Limited (“CMS Bridging”), a wholly owned subsidiary of CMS Holdings, entered into a License, Collaboration and Distribution Agreement (the “License Agreement”), with such Agreement’s effectiveness conditioned on the issuance of the New Shares and Warrants and admission to trading of such on the AIM Market of the London Stock Exchange (“AIM”), which occurred on February 26, 2019. The Agreement relates to the development and commercialization of a number of the Company’s products in the Greater China Area and certain countries in Southeast Asia (which will be at the election of CMS Medical and/or CMS Bridging on a product by product basis, such election to be made once relevant regulatory approvals have been achieved in any one of the United States, the European Union, the United Kingdom, France, Germany, Switzerland).

In addition to the Company’s lead products noted above, the License Agreement extends to any other products or line extensions of the Company which the Company has decided will enter pre-clinical studies or clinical trials within three years from the date of the License Agreement (individually, a “Product” and collectively the “Products”).

Subject to successful development and commercialization of the Products, pursuant to the terms of the License Agreement the Company will receive:

•	milestone payments upon the earliest grant of regulatory approval of a Product in the United States, or the European Union, the United Kingdom, France, Germany, Switzerland and China;

•	sales based royalties; and

•	one-off sales based milestones calculated on cumulative sales for a Product in the territories set forth in the License Agreement.

Subscription Agreements. In connection with the License Agreement, on January 29, 2019, the Company entered into a subscription agreement (the “Subscription Agreement”) with each of A&B HK and CMS HK to subscribe for units (“Units”) consisting of the Company’s Ordinary Shares (the “New Shares”) and warrants to purchase the New Shares at an exercise price of 50 pence per share (the “Warrants”). Pursuant to the terms of the subscription agreements, the Company agreed to issue 103,896,103 Units to each of A&B HK and CMS HK, with each Unit comprising one New Share and one Warrant, for an aggregate of approximately £4.0 million each (approximately £8.0 million total), subject to admission on AIM. The New Shares were admitted to trading on AIM on February 26, 2019.

The preceding summary is qualified in its entirety by reference to the Subscription Agreement with each of A&B HK and CMS HK, each which is filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D.

Relationship Agreement. On January 29, 2019, the Company, Panmure Gordon (UK) Limited, A&B HK, CMS Holdings, CMS HK and Dr. Lam Kong (A&B HK, CMS Holdings, CMS HK and Dr. Lam Kong, for purposes of this Item 4, collectively referred to as the “CMS Parties”) entered into a Relationship Agreement (the “Relationship Agreement”) in order to regulate the relationship between the Company and the CMS Parties and to limit their influence over the Company’s corporate actions and activities and the outcome of general matters pertaining to the Company. The Relationship Agreement was effective from February 26, 2019.

Pursuant to the Relationship Agreement, the CMS Parties agreed to (amongst other things):

•	conduct all transactions with the Company on an arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the listing rules of AIM (the “AIM Rules”) and any other applicable laws, regulations and stock exchange rules, and only with the prior approval of a majority of the Company’s independent directors;

•	exercise their voting rights or other rights and powers so as to ensure that each member of their respective group is capable of carrying on its business and making decisions independently of each of the CMS Parties (and any of their group companies and associates); and

•	abstain from voting in respect of any resolution concerning any contract, arrangement or transaction with a related party of each of the CMS Parties (or any of their associates).

The Company further agreed to conduct all transactions, agreements and relationships (whether contractual or otherwise) with the CMS Parties (and any of their group companies and associates) on arm’s length terms and on a normal commercial basis and in accordance with the related party rules set out in the AIM Rules.

The Relationship Agreement provides that any respective dispute between the Company and the CMS Parties and/or any of their respective associates relating to any existing or proposed transaction, arrangement or agreement between each of CMS Parties (or any of their associates) and the Company shall be resolved by a decision of the majority of independent directors of the Company.

The obligations of the parties under the Relationship Agreement shall automatically terminate upon:

•	the CMS Parties (or any of their associates) ceasing to beneficially hold 10%, in aggregate, of the Company’s issued Ordinary Shares; or

•	the Ordinary Shares ceasing to be admitted to AIM.

Pursuant to the Relationship Agreement, the Company further agreed to appoint a representative designated by A&B HK to its Board of Directors as a non-executive director, and further the right to elect a board observer. A&B HK’s right to maintain a representative on the Company’s Board of Directors and the right to elect an observer at Board of Director meetings will continue for so long as A&B HK continues to beneficially hold not less than 10% of the Company’s issued Ordinary Shares from time to time.

In connection with the Relationship Agreement, A&B HK designated Dr. Huaizheng Peng, the Chief Executive Officer of A&B HK, to serve as its representative on the Company’s Board of Directors. Dr. Peng was appointed to the Company’s Board of Directors on February 26, 2019. Dr. Peng may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Company.

The preceding summary is qualified in its entirety by reference to the Relationship Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

Warrant Instrument. Each of A&B HK and CMS HK were issued the Warrants pursuant to a warrant instrument entered into by way of deed poll (the “Warrant Instrument”) by the Company dated January 29, 2019, under which the Company agreed to issue up to 348,215,478 Warrants. In connection with the Subscription Agreements, the Company issued Warrants to purchase 103,896,103 New Shares to each of A&B HK and CMS HK.

Each Warrant confers the right to subscribe for one New Share. The Warrants are freely transferable. Each Warrant is exercisable for cash at a price of 50 pence per Warrant, subject to the terms and conditions described in the Warrant Instrument (the “Warrant Exercise Price”), during the period commencing six months following February 26, 2019 and until the third anniversary of such date (the “Subscription Period”).

The Warrant Instrument contains customary provisions for adjustments to the Warrant Exercise Price in certain circumstances, including if, prior to the end of the Subscription Period, there shall occur any reorganization, recapitalization, consolidation or subdivision, involving the Company.

The preceding summary is qualified in its entirety by reference to the Warrant Instrument, which is filed as Exhibit 99.5 to this Schedule 13D.

Lock-In Agreement. A lock-in and orderly market agreement, dated January 29, 2019 (“Lock-In Agreement”), was entered into between the Company, Panmure Gordon and each of A&B HK and CMS HK, pursuant to which each of A&B HK and CMS HK have undertaken to the Company and Panmure Gordon (subject to certain limited exceptions including by way of acceptance of a recommended takeover offer for the entire issued share capital of the Company), not to dispose of the Ordinary Shares held by them following their acquisition or any other securities in exchange for or convertible into, or substantially similar to, new Ordinary Shares (or any interest in them or in respect of them) at any time prior to the twelve month anniversary of February 26, 2019.

Furthermore, each of A&B HK and CMS HK have also undertaken to the Company and Panmure Gordon not to dispose of their Ordinary Shares for a further twelve months following the expiry of such period otherwise than through our broker with a view to maintaining an orderly market.

The preceding summary is qualified in its entirety by reference to the form of Lock-In Agreement, which is filed as Exhibit 99.6 to this Schedule 13D.

Present Plans. Each of CMS HK and A&B HK acquired the New Shares and Warrants for investment purposes with the aim of increasing the value of its investments and the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the market for the Company’s securities, development progress in respect of the Company’s pipeline products, other developments concerning the Company, the reaction of the Company to the Reporting Persons’ ownership of the Company’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, (i) acquiring additional shares of Ordinary Share and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described in this Item 4, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 3 and 4 is incorporated herein by reference. All percentages of ownership of the Reporting Persons is calculated based on  403,399,613 Ordinary Shares outstanding as of February 26, 2019, as disclosed on, and as derived from, the Company’s “Investors” portion of its website.

As of the date of this Schedule 13D, each of A&B HK and CMS HK directly own 103,896,103 Ordinary Shares. In addition, each of A&B HK and CMS HK directly hold a Warrant to purchase 103,896,103 New Shares at the Warrant Exercise Price during the Subscription Period.

As of the date of this Schedule 13D, none of A&B BVI, CMS Holdings or Dr. Lam Kong have directly purchased or acquired any Ordinary Shares or other securities of the Company. A&B BVI, CMS Holdings and Dr. Lam Kong are beneficially interested in the Ordinary Shares of the Company solely through the holdings of A&B HK and CMS HK, as applicable. A&B HK is a wholly owned subsidiary of A&B BVI and the entire issued share capital of A&B BVI is owned by Dr. Lam Kong, who is also the sole director of each of A&B HK and A&B BVI. CMS HK is the wholly owned subsidiary of CMS Holdings, of which Dr. Lam Kong is the Chief Executive Officer, President and Chairman of the Board of Directors. Dr. Lam Kong is a director of CMS HK. Dr. Lam Kong maintains a 43.96% indirect ownership interest in CMS Holdings through his ownership of Treasure Sea Limited.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any New Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)       Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Company during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, to the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Joint Filing Agreement. The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated April 4, 2019.

Exhibit 99.2	Subscription Agreement, dated January 29, 2019, by and between the Midatech Pharma PLC and A&B (HK) Company Limited.

Exhibit 99.3	Subscription Agreement, dated January 29, 2019, by and between the Midatech Pharma PLC and CMS Medical Venture Investment (HK) Limited.

Exhibit 99.4	Relationship Agreement, dated January 29, 2019, by and among the Midatech Pharma PLC, certain CMS Concert Parties thereto and Panmure Gordon (UK) Limited.

Exhibit 99.5	Warrant Instrument, dated as of January 29, 2019, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC.

Exhibit 99.6	Form of Lock-In Agreement, by and among the Midatech Pharma PLC, Panmure Gordon (UK) Limited and certain parties thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2019

CHINA MEDICAL SYSTEM HOLDINGS LIMITED

By:/s/ Dr. Lam Kong
Name:	Dr. Lam Kong
Title:	Chief Executive Officer & President

CMS MEDICAL VENTURE INVESTMENTS (HK) LIMITED

By: /s/ Dr. Huaizheng Peng
Name:	Dr. Huaizheng Peng
Title:	Director

A&B BROTHER LIMITED

By:/s/ Dr. Lam Kong
Name:	Dr. Lam Kong
Title:	Director

A&B (HK) COMPANY LIMITED

By: /s/ Dr. Lam Kong
Name:	Dr. Lam Kong
Title:	Director

/s/ Dr. Lam Kong
Dr. Lam Kong

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

China Medical System Holdings Limited (“CMS Holdings”)

Name	Position	Citizenship	Present Principal Occupation	Business Address
Dr. Lam Kong	Chief Executive Officer, President and Chairman of the Board	Hong Kong, P.R.C.	Chief Executive Officer, President and Chairman of the Board, CMS Holdings	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Chen Hongbing	Director	Hong Kong, P.R.C.	Chief Operation Officer, CMS Holdings	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Chen Yangling	Director	Hong Kong, P.R.C.	Chief Financial Officer, CMS Holdings	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Cheung Kam Shing, Terry	Non-Executive Director	Hong Kong, P.R.C.	Executive Director, Pearl Oriental Oil Limited	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Wu Chi Keung	Non-Executive Director	Hong Kong, P.R.C.	Managing Director, Born Best Company Limited	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Leung Chong Shun	Non-Executive Director	Hong Kong, P.R.C.	Attorney, Woo Kwan Lee & Lo	Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

CMS Medical Venture Investment (HK) Limited (“CMS HK”)

Name	Position	Citizenship	Present Principal Occupation	Business Address
Dr. Lam Kong	Director	Hong Kong, P.R.C.	Chief Executive Officer, President and Chairman of the Board, CMS Holdings	Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, P.R.C.

Dr. Huaizheng Peng	Director	United Kingdom	General Manager of International Investment and Operations, CMS Holdings; Chief Executive Officer, A&B HK	Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, P.R.C.

A&B (HK) Company Limited (“A&B HK”)

Name	Position	Citizenship	Present Principal Occupation	Business Address
Dr. Huaizheng Peng	Chief Executive Officer	United Kingdom	General Manager of International Investment and Operations, CMS Holdings; Chief Executive Officer, A&B HK	Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, P.R.C

Dr. Lam Kong	Director	Hong Kong, P.R.C.	Chief Executive Officer, President and Chairman of the Board, CMS Holdings	Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, P.R.C.

A&B Brother Limited

Name	Position	Citizenship	Present Principal Occupation	Business Address
Dr. Lam Kong	Director	Hong Kong, P.R.C.	Chief Executive Officer, President and Chairman of the Board, CMS Holdings	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island